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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70274

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__
　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Quantlab Brokerage, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-deal　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__3 Greenway Plaza, Suite 200__
　　　　　　　　　　　　　　(No. and Street

__Houston__　　　　　　　　　__TX__　　　　　　__77046__
　　(City)　　　　　　　　　　(State)　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING
__Victor Lee__　　　　　__713-400-5888__　　　__vlee@quantlab.com__
(Name)　　　　　　　　(Area Co　Telephone Number)　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Crowe LLP__
　　　　　　　(Name – if individual, state last, first, and middle name)

__485 Lexington Avenue, Floor 11__ __New York__　　　__NY__　　__10017-2619__
(Address)　　　　　　　　　　　　　(City)　　　　　(State)　　(Zip Code)
__09/24/2003__　　　　　　　　　　　　　　__173__
(Date of Registration with PCAOB)(if applicable)　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
　accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
　CFR 240.17a-5(e)(1)(ii), if applicabl

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control num

OATH OR AFFIRMATION

I, Victor Lee _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Quantlab Brokerage, LLC _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NANCY C GREEN
Notary ID #125884364
My Commission Expires
October 20, 2026

Signature: _Victor Lee_

Title:
Chief Financial Officer

Nancy C. Green
Notary Public   5 March 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUANTLAB BROKERAGE, LLC
(SEC Identification No. 8-70274)

Statement of Financial Condition With
Report of Independent Registered Public Accounting Firm

As of December 31, 2023

CONTENTS

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Quantlab Brokerage, LLC
Houston, Texas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantlab Brokerage, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2022.

New York, New York
March 5, 2024

QUANTLAB BROKERAGE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2023

ASSETS	
Cash and cash equivalents	$ 1,546,509
Due from broker	106,144
Interest receivable	443
Prepaid expenses	40,541
TOTAL ASSETS	**$ 1,693,637**
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 87,579
Payable to related parties	85,992
Accrued expenses	100,726
Income taxes payable	23,593
Total liabilities	297,890
Member's equity	1,395,747
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,693,637

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 – ORGANIZATION

Quantlab Brokerage, LLC (the "Company"), a Delaware limited liability company, was organized on September 26, 2018. The Company shall continue perpetually, unless terminated by the provisions of the Company's Limited Liability Company Agreement. In October 2019, the Company received approval as a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. The Company's offices are located in Houston, Texas and Austin, Texas. The Company is wholly owned by Quantlab Brokerage Holdings, LLC (QLBH), a Delaware limited liability company.

Effective December 1, 2019, the Company is party to a contract under which it receives brokerage commissions and other service fees from transactions in certain investment accounts maintained by a client of QCM Cayman, Ltd. (QCMC), on a fully disclosed basis. QCMC, a Cayman Islands exempted company, is a registered investment adviser under the Investment Advisers Act of 1940. QCMC is wholly owned by an affiliate of the Company. The Company's agreement with QCMC provides for a fixed fee per trade, subject to a maximum amount per month, plus reimbursement for all costs the Company incurs in executing securities transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximate fair value.

Due from Broker - Due from broker includes cash held at the Company's clearing firm. The carrying value of due from broker approximates fair value.

Taxes - The Company is consolidated with QLBH's parent, Quantlab US, Inc. (QUS) for both federal and Texas gross margin tax purposes. The Company computes income taxes as if it files a separate tax return. Any income taxes payable or receivable generated by the Company will be payable to or reimbursable from QUS.

The Texas gross margin tax applies to legal entities conducting business in Texas, including limited partnerships and limited liability companies. The tax is calculated by applying a tax rate to a base that considers both revenues and expenses and, therefore, has the characteristics of an income tax. The Company accrued $3,430 of Texas gross margin tax, included in income taxes payable in the statement of financial condition.

NOTE 3 – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the nature of the asset or liability, the Company uses valuation techniques and assumptions when estimating fair value. In accordance with U.S. GAAP, the Company applied the following fair value hierarchy:

- **Level 1** - Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the Company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

- **Level 2** - Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets.

- **Level 3** - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2023, the Company did not have any financial or nonfinancial assets or liabilities measured at fair value on a recurring or nonrecurring basis.

NOTE 4 – RELATED PARTY TRANSACTIONS

In accordance with a Management Services Agreement entered into effective December 2019, QUS provides the Company with management services, including information technology-related services, and office facilities, and also pays various overhead expenses on behalf of the Company. The monthly fees, including allocated personnel expenses, are adjustable by mutual agreement.

The Company entered into a License Agreement in December 2019 with QUS. The agreement is for certain proprietary software technology for which the Company pays a monthly license fee. The fee is included within the Management Services Agreement previously discussed.

The Company received reimbursable technology costs from a client of QCMC (also wholly owned by an affiliate of the Company) under the contract discussed in Notes 1 and 2. The Company has a payable to the client of QCMC in the amount of $85,992 at December 31, 2023, included in the statement of financial condition, for expenses paid by the client in December, 2023 on the Company's behalf.

NOTE 5 – CONTINGENCIES

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. As a matter of course, the Company fully cooperates with such routine examinations and inquiries.   These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters.

NOTE 6 – RISK FACTORS

In the normal course of business, the Company maintains cash balances with financial institutions. At various times during the year, the Company's balances may exceed the applicable federally insured limits. To mitigate this risk, the Company places its cash deposits only with high credit quality institutions. Management monitors the financial condition of these financial institutions and believes any possible credit risk is minimal.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,355,206 which exceeded its required net capital of $19,859 by $1,335,347.   The Company's ratio of aggregate indebtedness to net capital was 0.22 to 1. There were no liabilities subordinated to the claims of general creditors during 2023.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events occurring after December 31, 2023 and have concluded that there are no events that require recognition or disclosure in the financial statements.